221 – 2323 Quebec Street Vancouver, BC, V5T 4S7 Canada Telephone : (604) 876-7494 Facsimile : (604) 876-7432 www.intelligent-living.us

May 25, 2011

James Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington D.C 20549

Dear Mr. Allegretto,

Subject:

Commission Correspondence May 24, 2011 re. Chisholm, Bierwolf, Nilson & Morrill, LLC

Thank you for your correspondence of May 24, 2011. In regard to management’s decision not to re-audit fiscal 2009, we acknowledge, appreciate and understand the comments and conditions stated in the Commission’s correspondence of May 24, 2011.

Sincerely,

Intelligent Living Corp.

/s/ Michael Holloran

Michael Holloran

President and Chief Executive Officer

cc:

Michael Page

Jackson and Campbell